UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street, Tel Aviv 649210, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Report by Bezeq Subsidiary- Appointment of Interim Chairman of Board of Bezeq

On June 23, 2020, Bezeq The Israel Telecommunication Corporation Ltd. (“Bezeq”), a 26.34% subsidiary of B Communications Ltd. (the “Company”), reported to the Israel Securities Authority and Tel Aviv Stock Exchange that Bezeq has appointed David Granot as its Interim Chairman of the Board. Mr. Granot will serve in that position until Bezeq appoints a permanent replacement for Mr. Shlomo Rodav, who resigned from his roles as Chairman and as a director on June 22, 2020.

Mr. Granot has served as a director of Bezeq since May 2017 and served as Interim Chairman from June 2017 through March 2018. He qualifies as a non-affiliated director under the Israeli Companies Law, 5759-1999. Over the last five years, Mr. Granot has served as a director in various companies in Israel. Mr. Granot has a BA in Economics and an MBA, each from the Hebrew University in Jerusalem.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: June 23, 2020	By:	/s/ Tomer Raved
Name: Tomer Raved
Title: Chief Executive Officer